Filed Pursuant to Rules 424(b)(3)

Registration No. 333-188729

Prospectus Supplement No. 1

To Reoffer Prospectus Dated April 18, 2014

of

MACK-CALI REALTY CORPORATION

Relating to

2,348,388 Shares of common stock

This prospectus supplement (this “Supplement”), supplements our reoffer prospectus filed as part of our Post-Effective Amendment No. 1 to registration statement on Form S-8 dated April 18, 2014 (the “Prospectus”) and updates certain information regarding the ownership of our common stock by the selling stockholders (the “Selling Stockholders”) identified therein. You should read this Supplement in conjunction with the Prospectus.  This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Mack-Cali Realty Corporation, a Maryland corporation, together with its subsidiaries (collectively, the “General Partner”) is a fully-integrated self-administered, self-managed real estate investment trust (“REIT”). The General Partner controls Mack-Cali Realty, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the “Operating Partnership”), as its sole general partner and owned an 89.6 and 89.5 percent common unit interest in the Operating Partnership as of June 30, 2017 and December 31, 2016, respectively.  The General Partner’s business is the ownership of interests in and operation of the Operating Partnership and all of the General Partner’s expenses are incurred for the benefit of the Operating Partnership.  The General Partner is reimbursed by the Operating Partnership for all expenses it incurs relating to the ownership and operation of the Operating Partnership.

The Operating Partnership conducts the business of providing leasing, management, acquisition, development and tenant-related services for its General Partner.  The Operating Partnership, through its operating divisions and subsidiaries, including the Mack-Cali property-owning partnerships and limited liability companies, is the entity through which all of the General Partner’s operations are conducted.  Unless stated otherwise or the context requires, the “Company” refers to the General Partner and its subsidiaries, including the Operating Partnership and its subsidiaries.

The persons listed as our selling stockholders in this Supplement are offering and selling up to 2,348,388 shares of our common stock. We will issue these shares of our common stock to such selling stockholders upon the exercise of stock options, the redemption of units of limited partnership interests of Mack-Cali Realty, L.P. or the vesting of restricted stock units, restricted common stock or performance stock units, now or hereafter granted. All net proceeds from the sale of the shares of our common stock offered by this prospectus will go to the selling stockholders. We will not receive any proceeds from such sales. The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

Our common stock is listed on The New York Stock Exchange under the symbol “CLI.” The closing price of our common stock as reported on The New York Stock Exchange on August 1, 2017 was $26.37 per share.

Investment in our common stock involves certain risks, including those described beginning on page 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. You should consider such risk factors before investing in our common stock

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2017

We have not authorized any dealer, salesperson or any other person to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, you must not rely upon such information representations as having been authorized by us or the selling stockholders identified herein. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered by this prospectus in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Except as the context may otherwise require, all references to the “Company,” “General Partner,” “we,” “us,” “our” and similar expressions in this prospectus refer to Mack-Cali Realty Corporation, a Maryland corporation, and any subsidiaries or other entities that we own or control. All references to the “Operating Partnership” in this prospectus include Mack-Cali Realty, L.P., a Delaware limited partnership, and any subsidiaries or other entities that it owns or controls. All references in this prospectus to “common stock” refer to our common stock, par value $0.01 per share. All references in this prospectus to “units” refer to the units of limited partnership interest in Mack-Cali Realty, L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We consider portions of this prospectus, including the documents incorporated by reference, to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements relate to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenue and other financial items.  Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “potential,” “projected,” “should,” “expect,” “anticipate,” “estimate,” “target,” “continue” or comparable terminology.  Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate.  Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved.  Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements.

Among the factors about which we have made assumptions are:

•                                          risks and uncertainties affecting the general economic climate and conditions, which in turn may have a negative effect on the fundamentals of our business and the financial condition of our tenants and residents;

•                                          the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;

•                                          the extent of any tenant bankruptcies or of any early lease terminations;

•                                          our ability to lease or re-lease space at current or anticipated rents;

•                                          changes in the supply of and demand for our properties;

•                                          changes in interest rate levels and volatility in the securities markets;

•                                          our ability to complete construction and development activities on time and within budget, including without limitation obtaining regulatory permits and the availability and cost of materials, labor and equipment;

•                                          forward-looking financial and operational information, including information relating to future development projects, potential acquisitions or dispositions, and projected revenue and income;

•                                          changes in operating costs;

•                                          our ability to obtain adequate insurance, including coverage for terrorist acts;

•                                          our credit worthiness and the availability of financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense;

•                                          changes in governmental regulation, tax rates and similar matters; and

•                                          other risks associated with the development and acquisition of properties, including risks that the development may not be completed on schedule, that the tenants or residents will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated.

For further information on factors which could impact us and the statements contained herein, see the “Risk Factors” under Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2016 for risks relating to investments in our securities. We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8, as amended (of which this prospectus is a part), under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance please see the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities offered by this prospectus, please refer to the registration statement and such exhibits and schedules which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Securities and Exchange Commission, or from its web site.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference room. You also can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549, or obtain copies of these documents from the SEC’s website at http://www.sec.gov. In addition, our common stock is listed on The New York Stock Exchange, and similar information concerning us can be inspected and copied at the offices of The New York Stock Exchange, 11 Wall Street, New York, New York 10005. In addition, copies of our annual, quarterly and current reports may be obtained from our website at http://www.mack-cali.com. The information available on or through our website is not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

(1)                                      Our Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 2016, as filed with the SEC on February 28, 2017;

(2)                                      Our Quarterly Reports on Form 10-Q (File NO. 1-13274) for the fiscal quarters ended March 31, 2017 and June 30, 2017 as filed with the SEC on May 9, 2017 and August 2, 2017, respectively;

(2)                                      Our Current Reports on Form 8-K (File No. 1-13274) as filed with the SEC on January 30, 2017 (excluding such portions that were not filed but furnished under Items 7.01 and 9.01 thereof), February 9, 2017, April 4, 2017, April 5, 2017, April 7, 2017,  April 28, 2017 and June 12, 2017;

(3)                                      Our Proxy Statement relating to our Annual Meeting of Stockholders held on June 9, 2017, as filed with the SEC on April 28, 2017; and

(4)                                      The description of our common stock and the description of certain provisions of Maryland Law contained in:

i.                  Our Registration Statement on Form 8-A dated August 9, 1994;

ii.               Our Articles of Restatement dated September 18, 2009 (filed as Exhibit 3.2 to the Company’s Form 8-K dated September 17, 2009 and incorporated herein by reference); and

iii.            Any amendments or reports filed for the purpose of updating such description.

Except as otherwise indicated, all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the filing of a subsequent post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold will be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

We will provide, free of charge, to any person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus, other than exhibits to those documents unless specifically incorporated by reference. To request a copy of those documents, you should contact us as set forth below under “Information About Us.”

INFORMATION ABOUT US

Mack-Cali Realty Corporation, a Maryland corporation, together with its subsidiaries (collectively, the “General Partner”) is a fully-integrated self-administered, self-managed real estate investment trust (“REIT”). The General Partner controls Mack-Cali Realty, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the “Operating Partnership”), as its sole general partner and owned an 89.6 and 89.5 percent common unit interest in the Operating Partnership as of June 30, 2017 and December 31, 2016, respectively.  The General Partner’s business is the ownership of interests in and operation of the Operating Partnership and all of the General Partner’s expenses are incurred for the benefit of the Operating Partnership.  The General Partner is reimbursed by the Operating Partnership for all expenses it incurs relating to the ownership and operation of the Operating Partnership.

The Operating Partnership conducts the business of providing leasing, management, acquisition, development and tenant-related services for its General Partner.  The Operating Partnership, through its operating divisions and subsidiaries, including the Mack-Cali property-owning partnerships and limited liability companies, is the entity through which all of the General Partner’s operations are conducted.  Unless stated otherwise or the context requires, the “Company” refers to the General Partner and its subsidiaries, including the Operating Partnership and its subsidiaries.

As of June 30, 2017, the Company owned or had interests in 214 properties, consisting of 86 office and 110 flex properties, totaling approximately 22.8 million square feet, leased to approximately 1,100 commercial tenants, and 18 multi-family rental properties containing 5,825 residential units, plus developable land (collectively, the “Properties”).  The Properties are comprised of 86 office buildings totaling approximately 17.5 million square feet (which include five buildings, aggregating approximately 1.4 million square feet owned by unconsolidated joint ventures in which the Company has investment interests), 94 office/flex buildings totaling approximately 4.8 million square feet, six industrial/warehouse buildings totaling approximately 387,400 square feet, 18 multi-family properties totaling 5,825 apartments (which include eight properties aggregating 3,275 apartments owned by unconsolidated joint ventures in which the Company has investment interests), six parking/retail properties totaling approximately 137,100 square feet (which include two buildings aggregating 81,700 square feet owned by unconsolidated joint ventures in which the Company has investment interests), one hotel (which is owned by an unconsolidated joint venture in which the Company has an investment interest) and three parcels of land leased to others.  The Properties are located in six states, primarily in the Northeast, plus the District of Columbia.

Our shares of common stock are listed on The New York Stock Exchange under the symbol “CLI.” We have paid regular quarterly distributions on our common stock since we commenced operations as a REIT in 1994. We intend to continue making regular quarterly distributions to the holders of our common stock. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made in the future.

We are a Maryland corporation incorporated in 1994. Our executive offices are located at Harborside 3, 210 Hudson Street, Jersey City, New Jersey 07311, and our telephone number is (732) 590-1010. We maintain an Internet website at www.mack-cali.com. We have not incorporated by reference into this Prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this Prospectus or any prospectus supplement.

USE OF PROCEEDS

We are registering the shares of common stock offered by this prospectus for the account of the Selling Stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of the common stock will go to the Selling Stockholders who offer and sell their shares of such stock. We will not receive any part of the proceeds from the sale of such shares.

SELLING STOCKHOLDERS

The Selling Stockholders are persons who are now, or who may from time to time be elected to serve as directors and executive officers listed in the table below who have acquired, or may acquire, the common stock offered by this prospectus pursuant to our 2013 Incentive Stock Plan, our 2004 Incentive Stock Plan, or 2000 Employee Stock Option Plan, our Amended and Restated 2000 Director Stock Option Plan, our 1994 Employee Stock Option Plan and 1994 Director Stock Option Plan (collectively, the “Plans”). Each Selling Stockholder will receive all of the net proceeds from the sale of his shares of common stock offered by this prospectus.

This prospectus is a combined reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with Section C of the General Instructions to Form S-8 and Rule 429 promulgated under the Securities Act. The reoffer prospectus may be used for reoffers and resales of up to an aggregate of 2,348,388 “restricted securities” and/or “control securities” (as such terms are defined in Form S-8) issued or issuable upon the exercise of stock options, the redemption of units of limited partnership interests of Mack-Cali Realty, L.P. or the vesting of restricted stock units, restricted common stock or performance stock units, now or hereafter granted under the Plans.

The following table presents certain information regarding the ownership of our common stock by the Selling Stockholders as of July 28, 2017 and updates, among other things, certain information regarding the ownership of our common stock by the Selling Stockholders and the number of shares of our common stock available for resale by each selling shareholder that were or may be issued to the Selling Stockholders under the Plans. The number of shares of common stock outstanding will not change as a result of the offering, nor will the number of shares owned or percentage of ownership of any persons other than the Selling Stockholders change as a result thereof. However, because the Selling Stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the Selling Stockholders or that will be held by the Selling Stockholders after completion of the sales.

	Number of	Number of	Number of
	Shares Owned	Shares	Shares to Be
	Prior to	Offered	Owned After
Name and Position With Us	Offering	Hereby(1)	Offering(2)

William L. Mack
Chairman of the Board	2,489,613	42,499	2,447,114
Michael J. DeMarco
Chief Executive Officer	850,296	850,296	0
Mitchell E. Rudin
Vice Chairman	680,522	680,522	0
Marshall B. Tycher
Chairman of Roseland	295,926	285,926	10,000
Anthony Krug
Chief Financial Officer	74,261	74,261	0
Robert Andrew Marshall
President and Chief Operating Officer of Roseland	78,591	78,591	0
Gary T. Wagner
General Counsel and Secretary	40,437	40,437	0
Ricardo Cardoso
Chief Investment Officer	62,558	29,558	33,000
Christopher DeLorenzo
Executive Vice President, Leasing	43,884	43,884	0
Alan S. Bernikow
Lead Independent Director	36,999	36,999	0
Kenneth M. Duberstein
Director	24,222	24,222	0
Nathan Gantcher
Director	49,499	49,499	0
David S. Mack
Director	2,015,746	33,799	1,981,947
Alan G. Philibosian
Director	21,099	21,099	0
Irvin D. Reid
Director	21,515	21,515	0
Rebecca Robertson
Director	6,665	6,665	0
Vincent Tese
Director	28,616	28,616	0

TOTAL:	6,820,449	2,348,388	4,472,061

(1)                                 Includes all common stock issuable upon the exercise of stock options, the redemption of units of limited partnership interests of Mack-Cali Realty, L.P. or the vesting of restricted stock units, restricted common stock or performance stock units, now or hereafter granted under the Plans, both vested and unvested.

(2)           Assumes all shares registered under this prospectus will be sold.

If and when a Selling Stockholder sells all of his shares of common stock registered under this prospectus, the following Selling Stockholders will own more than one percent (1%) of our common stock at July 28, 2017.

Name	Percentage Ownership
William L. Mack	2.7%
David S. Mack	2.2%

Information regarding each Selling Stockholder’s current relationship with us or our predecessors and affiliates and such relationships, if any, within the past three years is set forth below.

William L. Mack has served as a member of our board of directors since 1997 and as Chairman of our board of directors since 2000.

Michael J. DeMarco joined the Company in June 2015 and served as President and Chief Operating Officer until he was appointed Chief Executive Officer in April 2017.

Mitchell E. Rudin joined the Company in June 2015 and served as Chief Executive Officer until he was appointed Vice Chairman of the Company in April 2017.

Marshall B. Tycher serves as Chairman of the Company’s Roseland Residential Trust (“Roseland”) subsidiary and previously served as President of Roseland from October 2012 to February 2016.

Anthony Krug has served as our Chief Financial Officer since May 2014.

Robert Andrew Marshall has served as President and Chief Operating Officer of Roseland since February 2016.

Gary T. Wagner has served as our General Counsel and Secretary since May 2014.

Ricardo Cardoso has served as Chief Investment Officer since September 2015.

Christopher DeLorenzo has served as our Executive Vice President, Leasing since September 2015.

Alan S. Bernikow has served as a member of our board of directors since 2004 and as chairman of the Audit Committee of our board of directors since 2004 and as lead independent director since March 2014.

Kenneth M. Duberstein has served as a member of our board of directors since 2005, as a member of the Executive Compensation and Option Committee of our board of directors since 2006 and as a member of the Nominating and Corporate Governance Committee of our board of directors since 2016.

Nathan Gantcher has served as a member of our board of directors since 1999, as a member of the Audit Committee of our board of directors since 1999 and as a member of the Executive Compensation and Option Committee of our board of directors since 2016.

David S. Mack has served as a member of our board of directors since 2004.

Alan G. Philibosian has served as a member of our board of directors, as a member of the Executive Compensation and Option Committee of our board of directors since 1997, and he also has served as a member of the Nominating and Corporate Governance Committee of our board of directors since 2000.

Irvin D. Reid has served as a member of our board of directors since 1994 and as a member of the Audit Committee of our board of directors since 1998 and as a member of the Nominating and Corporate Governance Committee of our board of directors since 2016.

Rebecca Robertson has served as a member of our board of directors and as a member of the Audit Committee of our board of directors since September 2016.

Vincent Tese has served as a member of our board of directors since 1997, as a member of the Executive Compensation and Option Committee of our board of directors since 1998, and as chairman of the Nominating and Corporate Governance Committee of our board of directors since 2000.

2,348,388 Shares

MACK-CALI REALTY CORPORATION

Common Stock

PROSPECTUS

August 2, 2017